September 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (201)261-1995

Mr. Ronald E. Hermance, Jr.
Chairman, President and Chief Executive Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Re: Hudson City Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-26001

Dear Mr. Hermance:

    We have reviewed your response letter dated September 9, 2006, and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies

g) Loans, page 100

1.   We have reviewed your response to comment one of our letter dated August 10, 2006. Your response indicates you have concluded that loan modifications for one-to-four family residential mortgages are more than minor in accordance with the guidance provided by SFAS 91 and EITF 01-7. Please tell us the procedures and analyses you perform to determine when a loan modification is more than

minor. In your response, address when and how you apply the 10% test outlined in EITF 01-7 and describe the facts and circumstances you consider indicative of a non-minor modification for modifications that result in a less than 10% difference between the present value of the cash flows for the modified loan and the present value of the remaining cash flows under the terms of the original instrument. In addition, please tell us the amounts of pre-modification deferred fees and costs recognized at the time of modification during each reported period.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Reviewing Accountant